Filed by Telenor ASA

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Open Joint Stock Company “Vimpel-Communications”

Subject Company Commission File No.: 001-14522

The following press release was issued by Telenor on April 16, 2010

Farimex Withdraws Claim Against Telenor and Tyumen Court Cancels Omsk Ruling and Terminates All Proceedings

(Fornebu, Norway, and Tyumen, Russia – 16 April 2010) Farimex Products, Inc. today withdrew its claim against Telenor East Invest AS, and the Federal Arbitrazh (Business) Court of the West Siberian District, in Tyumen, cancelled the ruling of the Eighth Arbitrazh Appellate Court in Omsk holding Telenor East Invest AS liable for US$1.73 billion in damages and terminated all proceedings.

At today’s hearing, Farimex filed a motion withdrawing its claim against Telenor East Invest AS and the other defendants. The court accepted that motion and issued a ruling cancelling the Omsk court’s ruling and terminating all proceedings in the case.

“Farimex’s withdrawal of its claim today and the cancellation of the Omsk ruling are steps in the right direction,” said Jan Edvard Thygesen,Telenor Executive Vice President and the Head of Telenor’s operations in Central and Eastern Europe. “This case never had any merit, and we are pleased it has been withdrawn. However, the decision of the Tyumen court is appealable. Before closing can occur there are still enforcement proceedings to be withdrawn by the bailiff.”

The withdrawal and dismissal with prejudice of the Farimex case in Russia and the withdrawal of all related orders and injunctions, including the withdrawal of all enforcement proceedings issued by the Russian bailiffs service, without any cost or loss to Telenor, is a condition to completion of the exchange offer that will combine Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”) (NYSE:VIP) and Kyivstar in VimpelCom Ltd. launched on 9 February 2010 (the “Exchange Offer”) and the related Kyivstar share exchange transaction between Telenor and Altimo.

Contact Information:

Dag Melgaard, Communication Manager, Telenor Group

Tel.: +47 901 92 000

E-mail: dag.melgaard@telenor.com

Anna Ivanova-Galitsina, PR and Communications Director, Telenor Russia

Tel: +7 (495) 937 9588

E-mail: anna.galitsina@telenor.com

Exchange Offer

Under the Exchange Offer, VimpelCom Ltd. is offering to holders of shares and American Depositary Shares (“ADSs”) of OJSC VimpelCom (NYSE: VIP) depositary shares representing VimpelCom Ltd. shares (“DRs”) or a nominal cash amount in exchange for OJSC VimpelCom shares and ADSs.

Important Additional Information

In connection with the Exchange Offer by VimpelCom Ltd. to acquire all outstanding shares of OJSC VimpelCom (including those represented by ADSs), VimpelCom Ltd. has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a preliminary prospectus and related acceptance materials to register shares of VimpelCom Ltd. (including those represented by DRs) to be issued in exchange for OJSC VimpelCom shares held by U.S. persons and OJSC VimpelCom ADSs held by all holders, wherever located. Holders of OJSC VimpelCom securities are urged to carefully read the registration statement (including the preliminary prospectus) and any other documents relating to the Exchange Offer filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Free copies of the registration statement, including the preliminary prospectus and related acceptance materials and other relevant documents filed with the SEC, can be obtained at the SEC’s website at www.sec.gov and at VimpelCom Ltd.’s website at www.vimpelcomlimited.com. The preliminary prospectus and related Exchange Offer acceptance materials are being mailed to eligible holders of OJSC VimpelCom securities and a final prospectus also will be mailed to such holders when available. Additional copies may be obtained for free from Innisfree M&A Incorporated, the information agent for the Exchange Offer, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers).

This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to exchange OJSC VimpelCom securities for VimpelCom Ltd. DRs in the United States will only be made pursuant to the preliminary prospectus and related acceptance materials that are being mailed to U.S. holders of OJSC VimpelCom shares and all holders of OJSC VimpelCom ADSs, wherever located. An investor may only exchange OJSC VimpelCom shares for VimpelCom Ltd. DRs in the Exchange Offer in Russia if such investor is a “qualified investor” under the applicable Russian rules and regulations. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

VimpelCom Ltd. has the right to extend the acceptance period of the Exchange Offer for the OJSC VimpelCom ADSs. Any extension will be announced not later than the next business day after the previously scheduled expiration date of the Russian Offer. VimpelCom Ltd. will announce any extension of the Exchange Offer by issuing a press release and by publishing an announcement in newspapers in the United States and Russia. In addition, VimpelCom Ltd. will file the announcement with the SEC via the EDGAR filing system and post the announcement on its website (www.vimpelcomlimited.com).

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies VimpelCom Ltd.’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, the business of OJSC VimpelCom or Kyivstar may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom Ltd. expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.